Exhibit 99.2

Review report

To the Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited financial results (‘the Statement’) of Dr. Reddy’s Laboratories Limited (“the Company”) for the quarter and nine months ended 31 December 2015. This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in their meeting held on 09 February 2016. Our responsibility is to issue a report on the statement based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of the Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with the Accounting standards notified under section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and other accounting principles generally accepted in India and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration No: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Place	: Hyderabad
Date	: 09 February 2016

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND

NINE MONTHS ENDED 31 DECEMBER 2015

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended						Nine months ended				Year ended

Sl. No.	Particulars	31.12.2015		30.09.2015		31.12.2014		31.12.2015		31.12.2014		31.03.2015

		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)		(Audited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	24,079		28,615		21,214		77,777		72,262		98,874
	b) License fees and service income	102		120		66		267		300		401
	c) Other operating income	105		229		229		465		660		835
	Total income from operations (net)	24,286		28,964		21,509		78,509		73,222		100,110
2	Expenses
	a) Cost of materials consumed	4,887		5,084		6,352		14,983		18,506		23,227
	b) Purchase of traded goods	1,814		1,480		1,515		4,837		3,949		5,261
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(183)		(186)		(705)		(749)		(1,590)		(289)
	d) Employee benefits expense	4,287		4,228		3,691		12,602		11,065		14,909
	e) Selling expenses	2,575		2,519		2,611		7,717		8,401		10,634
	f) Depreciation and amortisation	1,672		1,594		1,274		4,680		3,535		4,902
	g) Other expenditure	6,641		6,722		6,508		18,786		16,657		22,457
	Total expenses	21,693		21,441		21,246		62,856		60,523		81,101
3	Profit from ordinary activities before other income, finance costs and exceptional items (1 - 2)	2,593		7,523		263		15,653		12,699		19,009
4	Other income	348		594		627		1,515		1,471		2,228
5	Profit from ordinary activities before finance costs and exceptional items (3 + 4)	2,941		8,117		890		17,168		14,170		21,237
6	Finance costs	135		144		139		492		450		638
7	Profit from ordinary activities before exceptional items (5 - 6)	2,806		7,973		751		16,676		13,720		20,599
8	Exceptional items	-		-		-		-		-		-
9	Profit from ordinary activities before tax (7 + 8)	2,806		7,973		751		16,676		13,720		20,599
10	Tax expense	438		1,498		35		3,074		2,641		3,805
11	Net Profit from ordinary activities after tax (9 - 10)	2,368		6,475		716		13,602		11,079		16,794
12	Extra-ordinary items (net of tax)	-		-		-		-		-		-
13	Net profit for the period / year (11 - 12)	2,368		6,475		716		13,602		11,079		16,794
14	Paid-up equity share capital (face value Rs. 5/- each)	853		853		852		853		852		852
15	Reserves (excluding revaluation reserve)											105,488
16	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	13.89		37.96		4.20		79.77		65.06		98.60
	- Diluted	13.84		37.83		4.18		79.47		64.77		98.18
		(Not annualised	)	(Not annualised	)	(Not annualised	)	(Not annualised	)	(Not annualised	)

See accompanying notes to the financial results

Segment Information

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Nine months ended		Year ended

Sl. No.	Particulars	31.12.2015	30.09.2015	31.12.2014	31.12.2015	31.12.2014	31.03.2015

		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	4,826	6,110	6,447	16,714	20,488	27,303
	b) Global Generics	20,642	24,308	16,877	65,618	58,267	79,616
	c) Proprietary Products	-	1	-	1	-	-
	Total	25,468	30,419	23,324	82,333	78,755	106,919
	Less: Inter segment revenue	1,182	1,455	1,815	3,824	5,533	6,809
	Add: Other unallocable income	-	-	-	-	-	-
	Total income from operations	24,286	28,964	21,509	78,509	73,222	100,110

2	Segment results:
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	(710)	151	(392)	(282)	284	451
	b) Global Generics	4,375	9,460	612	21,404	14,993	22,181
	c) Proprietary Products	(615)	(715)	(674)	(2,049)	(2,133)	(3,103)
	Total	3,050	8,896	(454)	19,073	13,144	19,529
	Less: (i) Interest	135	144	139	492	450	638
	(ii) Other un-allocable expenditure / (income), net	109	779	(1,344)	1,905	(1,026)	(1,708)
	Total profit before tax	2,806	7,973	751	16,676	13,720	20,599

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016.

2.

The economic conditions in Venezuela continue to deteriorate, further increasing the risk of currency devaluation. As at 31 December 2015, the Company has an inter-company receivable of Rs. 3,576 million (USD 54 million) from its Venezuelan subsidiary and is being currently translated at the CENCOEX preferential rate of 6.3 VEF per USD. The Company is evaluating its current arrangements with the Government of Venezuela to facilitate the payments related to importation of pharmaceutical products at the CENCOEX preferential rate. The Company will fully consider all the developments, facts and circumstances during the three months ending 31 March 2016 in evaluating the appropriate translation rate to be applied. If the facts and circumstances support a conclusion that the CENCOEX rate is no longer appropriate, it could have a significant impact on the financial statements of the Company.

3.

The above financial results are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises Accounting Standards specified under section 133 of the Companies Act, 2013 read with Rule 7 of Companies (Accounts) Rules, 2014, guidelines issued by Securities and Exchange Board of India and other accounting principles generally accepted in India.

4.	The unaudited results have been reviewed by the Audit Committee of the Board on 8 February 2016 and approved by the Board of Directors of the Company at their meeting held on 9 February 2016.

5.

The results for the quarter and nine months ended 31 December 2015 have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

6.	The figures for the previous periods have been re-grouped/ re-classified, wherever necessary, to conform to the current period’s classification.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad
Date:	9 February 2016	Co-Chairman & Chief Executive Officer